EXHIBIT 12.1

SARA LEE CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)

(Unaudited)

	Thirty-nine Weeks Ended
	April 1, 2006		April 2, 2005
Fixed charges:
Interest expense	$226		$213
Interest portion of rental expense	49		43

Total fixed charges before capitalized interest	275		256
Capitalized interest	13		5

Total fixed charges	$288		$261

Earnings available for fixed charges:
Income from continuing operations before income taxes	$703	(a)	$979	(b)
Less undistributed (loss) income in minority-owned companies	(3)		(1)
Add minority interest in majority-owned subsidiaries	9		6
Add amortization of capitalized interest	11		11
Add fixed charges before capitalized interest	275		256

Total earnings available for fixed charges	$995		$1,251

Ratio of earnings to fixed charges	3.5		4.8

(a)	In the first nine months of fiscal 2006, the corporation recorded a charge of $43 million in income from continuing operations before income taxes in connection with certain restructuring activities. Also, during the first nine months of fiscal 2006, the corporation recognized $114 million of contingent sales proceeds from the disposal of its European tobacco business in 1999.
(b)	In the first nine months of fiscal 2005, the corporation recorded income of $32 million in income from continuing operations before income taxes in connection with certain restructuring activities. Also, during the first nine months of fiscal 2005, the corporation recognized $117 million of contingent sales proceeds from the disposal of its European tobacco business in 1999.